EXHIBIT 11

SYNOVUS FINANCIAL CORP.

COMPUTATION OF NET INCOME
PER COMMON SHARE
(In thousands, except per share data)
(Unaudited)

	Three Months Ended September 30, 2002			Three Months Ended September 30, 2001

	Net	Average	Net Income	Net	Average	Net Income
	Income	Shares	per Share	Income	Shares	Per Share

EPS - Basic	$92,272	298,564	$0.31	$78,905	290,868	$0.27

Effect of dilutive options		3,422			6,489

EPS - Diluted	$92,272	301,986	$0.31	$78,905	297,357	$0.27

	Nine Months Ended September 30, 2002			Nine Months Ended September 30, 2001

	Net	Average	Net Income	Net	Average	Net Income
	Income	Shares	Per Share	Income	Shares	Per Share

EPS - Basic	$260,919	296,387	$0.88	$226,405	289,642	$0.78

Effect of dilutive options		4,429			5,981

EPS - Diluted	$260,919	300,816	$0.87	$226,405	295,623	$0.77